UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-18640
Apex Global Brands Inc.

(Exact name of registrant as specified in its charter)

5990 Sepulveda Boulevard, Suite 600
Sherman Oaks, California 91411
(818) 908-9868

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.02 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h 3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:                                            One

Pursuant to the requirements of the Securities Exchange Act of 1934, Apex Global Brands Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2021	Apex Global Brands Inc.

	By:	/s/ Henry Stupp
	Name:	Henry Stupp
	Title:	Chief Financial Officer